                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                    Under the Securities Exchange Act of 1934

                                   SYLVAN INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                               450 Seventh Avenue
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                                 1350 6th Avenue
                            New York, New York 10019
                                 (212) 541-6222

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

                                November 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 2 of 14 Pages

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         DELAWARE
-------- -----------------------------------------------------------------------
                          7    SOLE VOTING POWER

      NUMBER OF                382,897
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               382,897
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         382,897
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 3 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         CAYMAN ISLANDS
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              179,686
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               179,686
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         179,686
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 4 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WYNNEFIELD PARTNERS SMALL CAP VALUE L.P. I
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         DELAWARE
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

      NUMBER OF                507,303
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               507,303
                        ------ -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         507,303
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 5 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WYNNEFIELD CAPITAL MANAGEMENT, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         NEW YORK
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

      NUMBER OF                890,200
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               890,200
                        ------ -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         890,200
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 6 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WYNNEFIELD CAPITAL, INC.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         DELAWARE
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

      NUMBER OF                179,686
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               179,686
                        ------ -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         179,686
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 7 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NELSON OBUS
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

      NUMBER OF                12,000
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  1,069,886
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               12,000
                        ------ -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               1,069,886
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,081,886
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.9%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 8 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOSHUA LANDES
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

       NUMBER OF               0
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  1,069,886
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               0
                        ------ -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               1,069,886
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,069,886
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 9 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         STEEL PARTNERS II, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         DELAWARE
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

      NUMBER OF                1
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               1
                        ------ -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 10 of 14 Pages



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WARREN G. LICHTENSTEIN
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES
----------------------- ------ -------------------------------------------------
                           7   SOLE VOTING POWER

      NUMBER OF                1
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY          8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH
                               1
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 11 of 14 Pages



         The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by Wynnefield Partners Small Cap Value, L.P. and its affiliates with the Securities and Exchange Commission on May 7, 1999.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         On November 17, 2003, the Issuer announced that it entered into a definitive agreement (the "Merger Agreement") which will result in a merger (the "Merger") between the Issuer and Snyder Associated Companies, Inc. or its affiliate ("Snyder"). Under the terms of the Merger Agreement, each shareholder of the Issuer is to receive $12.25 per share in cash. On November 15, 2003, Steel Partners II, L.P., conditionally agreed to sell all but one of the Shares owned by it to Snyder. On November 16, 2003, contemporaneously with the execution of the Merger Agreement, the Wynnefield Group entered into a voting agreement (the "Voting Agreement") with Snyder.

         As a result of the sale of its Shares, Steel Partners II, L.P. and Warren G. Lichtenstein are no longer members of a group with the Wynnefield Group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer and no longer beneficially own 5% or more of any class of equity securities of the Issuer.

         The Voting Agreement provides, among other things, that:

         1. The Wynnefield Group will vote the Shares owned by them in favor of the Merger.

         2. Until the voting obligations described above terminate, the Wynnefield Group will not transfer, sell, exchange or otherwise dispose of any Shares.

         3. Under certain circumstances, if the Merger Agreement is terminated and the Issuer is acquired by a third party within twelve months following such termination, the Wynnefield Group will pay to Snyder an amount equal to 50% of the difference (net of taxes) between the price received by the Wynnefield Group in connection with such third party acquisition and $12.25 per share.

         4. Under certain circumstances, if the Merger Agreement is terminated, the Wynnefield Group has the right for a period of thirty days following the termination date to sell to Snyder all of the Shares owned by the Wynnefield Group for a purchase price of $12.25 per share.

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 12 of 14 Pages


Item 5.  Interest in Securities of the Issuer.

         On November 17, 2003, Steel Partners II, L.P. consummated the sale of all but one of the Shares owned by it to Snyder for $12.25 per share plus reimbursement of certain expenses incurred by the Reporting Persons. Accordingly, Steel Partners II, L.P. and Warren G. Lichtenstein are no longer members of a group with the Wynnefield Group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer and no longer beneficially own 5% or more of any class of equity securities of the Issuer.

         Pursuant to the Voting Agreement the Wynnefield Group has agreed to vote their Shares in favor of the Merger. Additionally, under certain circumstances, if the Merger Agreement is terminated and the Issuer is acquired by a third party within twelve months following such termination, the Wynnefield Group will pay to Snyder an amount equal to 50% of the difference (net of taxes) between the price received by the Wynnefield Group in connection with such third party acquisition and $12.25 per share.

         The following table sets forth certain information with respect to the Shares beneficially owned directly by the Reporting Persons.

--------------------------------------------------------------------------------
Name                       Number of Shares    Approximate Percentage of
                                               Outstanding Shares
--------------------------------------------------------------------------------
Wynnefield Partners(1)     382,897             7.4%
--------------------------------------------------------------------------------
Wynnefield Offshore(2)     179,686             3.5%
--------------------------------------------------------------------------------
Wynnefield Partners I(3)   507,303             9.8%
--------------------------------------------------------------------------------
Nelson Obus                12,000(4)           (less than one percent)
--------------------------------------------------------------------------------
Total                      1,081,886           20.9%
--------------------------------------------------------------------------------

(1) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these Shares.
(2) WCI, Mr. Obus and Mr. Landes have an indirect beneficial interest in these Shares.
(3) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these Shares.
(4) Consists of Shares that are subject to options exercisable within 60 days of the date hereof.

         The percentage of Shares owned as reported herein is based upon 5,155,131 Shares outstanding on November 4, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 28, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       See Item 4 for a description of the Voting Agreement.
       See Items 4 and 5 for a description of the sale by Steel Partners II, L.P.

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 13 of 14 Pages

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 Voting Agreement dated as of November 16, 2003 by and among the Wynnefield Group and Snyder Associated Companies, Inc.

        Exhibit 2 Stock Purchase Agreement dated as of November 15, 2003 among Steel Partners II, L.P., SAC Holding Co. and Snyder Associated Companies, Inc.

                                  SCHEDULE 13D

CUSIP No. 871371100                                         Page 14 of 14 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2003.

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Partners Small Cap Value, L.P.                Wynnefield Partners Small Cap Value, L.P. I
By: Wynnefield  Capital  Management,  LLC, its General   By:  Wynnefield   Capital   Management,   LLC,  its
Partner                                                  General Partner

By: /s/ Nelson Obus                                      By: /s/ Nelson Obus
    ---------------                                          ---------------
Co-Managing Member                                       Co-Managing Member


-------------------------------------------------------  ----------------------------------------------------
Wynnefield Small Cap Value Offshore Fund, Ltd.           Wynnefield Capital Management, LLC
By: Wynnefield Capital, Inc.
                                                         By: /s/ Nelson Obus
By: /s/ Nelson Obus                                          ----------------
    ---------------                                      Co-Managing Member
President


-------------------------------------------------------  ----------------------------------------------------
Wynnefield Capital, Inc.

By: /s/ Nelson Obus                                      /s/ Nelson Obus
    ---------------                                      ---------------
President                                                Nelson Obus

-------------------------------------------------------  ----------------------------------------------------
                                                         Steel Partners II, L.P.
                                                         By: Steel Partners, L.L.C., its General Partner

                                                         By: /s/ Warren G. Lichtenstein
/s/ Joshua Landes                                            ---------------------------
-----------------                                        Managing Member
Joshua Landes

-------------------------------------------------------  ----------------------------------------------------



/s/ Warren G. Lichtenstein
Warren G. Lichtenstein
-------------------------------------------------------  ----------------------------------------------------